UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Suite 835 – 1100 Melville Street
Vancouver, BC   V6E 4A6
Office:  (604) 568-2496
Fax:  (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Discovers 13.0 Meters of 2.18 g/t gold at Pinguino and Includes 4.0 Meters of 5.90 g/t gold

Vancouver, BC, Canada - July 14, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to release additional drill results from its recently completed 2011 exploration program at the Pinguino project, located in the Santa Cruz province of Argentina. The program consisted of 19,704 meters of drilling in 206 holes. To date, the Company has released 7,995 meters of drilling results from 94 of the 206 holes, with approximately 54% of holes remaining to be processed in the lab.

Results below are from the most recent 12 holes from the Ivonne vein (a map of drill hole collars is available on the Company’s web site at www.argentexmining.com):

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)	**Silver Eq (g/t)
IVONNE NORTE
PR48-11	21.00	34.00	13.00	2.18	49.9	143.6
Including	28.00	32.00	4.00	5.90	132.5	386.0
PR050-11	16.00	45.00	29.00	0.83	11.4	47.0
Including	27.00	31.00	4.00	1.24	26.7	80.0
and including	43.00	44.00	1.00	16.00	81.6	769.6
PR143-11	46.00	57.00	11.00	2.44	76.4	181.2
Including	51.00	53.00	2.00	8.17	204.8	556.2
IVONNE
PR060-11	18.00	35.00	17.00	1.40	12.3	72.4
Including	19.00	21.00	2.00	10.45	68.4	517.8
IVONNE SUR
PR32-11	33.00	34.00	1.00	0.12	6.7	12.0
PR33-11	33.00	34.00	1.00	0.04	6.5	8.3
PR34-11	28.00	43.00	15.00	0.11	29.6	34.2
Including	28.00	31.00	3.00	0.51	122.6	144.5
PR35-11	27.00	29.00	2.00	0.13	22.2	27.9
PR36-11	15.00	18.00	3.00	0.81	23.3	58.0
PR37-11	21.00	22.00	1.00	0.83	23.1	58.7
PR38-11	17.00	18.00	1.00	0.10	9.3	13.8
P374-11	153.1	183.45	30.35	0.66	7.3	35.7
Including	166.2	183.45	17.25	1.14	10.1	59.1
and including	166.2	172.01	5.81	2.01	17.9	104.3

True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold and silver and based upon a price ratio of 43:1 gold to silver; “P” represents core holes, “PR” represents RC holes

“Drilling results at Ivonne continue to exceed our expectations, delivering large intervals of multi-gram gold grades as well as shorter intervals of higher grade in near-surface and deeper intersections”, commented Ken Hicks, President of Argentex. “These new discoveries at the 2,300 meter Ivonne Vein have opened up a significant gold opportunity at Pinguino and we are looking forward to future results as we continue to examine and develop it.”

The Ivonne vein runs approximately parallel to the Marta Centro-Marta Sur veins group.  It is an example of the higher temperature, gold-rich type of vein known to occur in the district scale vein swarm centered at Pinguino, though it is the first of the type to be discovered at Pinguino. Drilling has tested along its length at widely spaced intervals, broken down into three segments from north to south; Ivonne Norte, Ivonne and Ivonne Sur. Drilling to date on the 1000 meter Ivonne Norte segment has defined multi-gram gold mineralization from surface to approximately 50 meters in depth and over a strike length in excess of 600 meters. Analytical results have been received from two deep intercepts on the Ivonne structure - hole P385-11 in Ivonne Norte, which returned 7.5 meters of 2.50 g/t Au at a depth of 180 meters below surface (reference company news release July 6th, 2011) and hole P374-11 in Ivonne Sur, which returned 5.81 meters of 2.01 g/t Au at approximately 150 meters below surface.

About Pinguino
Argentex's 10,000-hectare Pinguino property is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.
Pinguino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property. Argentex believes that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource.

Quality Assurance
Samples selected for analysis are sent to Acme Analytical Laboratories’ sample preparation lab in Mendoza, Argentina.  From there, sample pulps are sent to Santiago, Chile for fire assay gold analysis and to Vancouver, Canada for Group 1DX multi-element MS-ICP analysis.  Samples with over-limit zinc, lead, silver and/or copper are reanalyzed using an ore-grade high detection limit 7AR analysis, also conducted in Vancouver.  Acme Analytical Laboratories is an accredited ISO 9000:2001 full-service commercial laboratory with its head office located in Vancouver. Referee analyses will be carried out by Alex Stewart (assayers) Argentina S.A. in Mendoza, Argentina.  Argentex, Acme and Alex Stewart all maintain comprehensive and independent Quality Control/Quality Assurance programs.
Exploration on the Pinguino property is being conducted under the supervision of Mr. Kenneth Hicks, P.Geo. Argentex's President and a "Qualified Person" (QP) as defined by Canada's National Instrument 43-101.

About Argentex:
Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 projects located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.  Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:
Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include statements about the company's belief that these results have opened up a significant gold opportunity at Pinguino and that it is looking forward to future results as it continues to examine and develop it. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, competition for qualified personnel and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Report on Form 10-K and other public disclosure documents filed on the EDGAR website maintained by the Securities and Exchange Commission and the SEDAR website maintained by the Canadian Securities Administrators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, Chief Financial Officer and Treasurer
Date:  July 14, 2011